[Perkins Coie LLP Letterhead]

January 12, 2007

VIA EDGAR FILING AND FEDERAL EXPRESS

Craig Wilson

Senior Assistant Chief Accountant

U.S. Securities and Exchange Commission

Division of Corporation Finance, Mail Stop 4561

100 F Street, N.E.

Washington, D.C. 20549

Re:	HyperSpace Communications, Inc.

Form 10-KSB for the Fiscal Year ended December 31, 2005

Form 10-QSB for the Quarterly Period Ended March 31, 2006

Form 10-QSB for the Quarterly Period Ended June 30, 2006

Form 10-QSB for the Quarterly Period Ended September 30, 2006

File No. 001-32306

Dear Mr. Wilson:

On behalf of MPC Corporation (formerly, HyperSpace Communications, Inc.) (the "Company"), we are transmitting the following responses of the Company to the comments of the Commission's staff (the "Staff") in regard to the Company's Forms 10-KSB for the year ended December 31, 2005, 10-QSB for the quarterly period ended March 31, 2006, 10-QSB for the quarterly period ended June 30, 2006 and 10-QSB for the quarterly period ended September 30, 2006, as set forth in your comment letter dated December 8, 2006 (the "Comment Letter"). We have included the text of the proposed new or amended disclosure as part of this letter and request the Staff's permission to allow the Company to comply with all applicable comments in future periodic filings only, rather than requiring the Company also to amend the previously filed periodic reports. The Company believes that this approach is appropriate because it will be filing its Form 10-KSB for the year ended December 31, 2006 within the next few months.

The responses set forth herein are based on information provided to this firm by the Company. For your convenience, we have numbered the comments as set forth in your letter, repeated such comments and set forth our response to each comment immediately below.

Form 10-KSB for the Fiscal Year Ended December 31, 2005

Item 6. Management's Discussion and Analysis of Financial Condition and Results of Operations

Results of Operations, page 28

1.	We note that you have provided your results of operations discussion for fiscal years ended December 31, 2005 and 2004 on a pro-forma basis assuming the merger with MPC

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occurred on January 1, 2004. Clarify why you believe that providing this pro-forma results of operations discussion in lieu of providing a discussion of your actual results of operations (i.e. results of operations as reported) satisfies the requirements of Item 303 of Regulation S-B. In this respect, please tell us how you determined that your current discussion meets the requirement of Item 303(b)(vi) of Regulation S-B.

RESPONSE:

We provided our results of operations for the fiscal years ended December 31, 2005 and 2004 on a pro-forma basis assuming the merger with MPC occurred on January 1, 2004. We believe that providing the pro-forma results of operations discussion in lieu of providing a discussion of our actual results of operations, as reported, is necessary to an understanding and evaluation of our business and provides more meaningful information due to the significance of the MPC merger and subsequent results of operations on the HyperSpace financial statements. For the year ended December 31, 2004, our actual sales totaled $458 thousand, or 0.1%, compared to $428 million on a pro-forma basis assuming the merger with MPC occurred on January 1, 2004. Consistent with Item 303(b)(vi) of Regulation S-B, we believe the discussion and analysis of the results of operations on a pro-forma basis, which includes a discussion of the causes of the decline in the MPC business acquired, is more informative and more clearly highlights the trend of the business that would otherwise not be apparent had the discussion and analysis been prepared using a comparison to 2004 actual results of operations.

2.	We note your use of the EBITDA non-GAAP measure in your results of operation discussion. Please address the following comments with respect to your use of this non-GAAP measure:

•

We note that the non-GAAP measure you have presented excludes a number of recurring items. Demonstrate the usefulness of the non-GAAP measure in assessing performance when these recurring items are a result of your operations and have contributed to your performance. Refer to Question 8 of the Commission's Frequently Asked Questions Regarding the Use of Non-GAAP Financial Measures.

•

If you are able to overcome the burden of demonstrating its usefulness, ensure future uses of non-GAAP measures include all of the disclosures identified in Item 10 of Regulation S-X and the guidance set forth in the Frequently Asked Questions Regarding the Use of Non-GAAP Financial Measures.

RESPONSE:

We used EBITDA in our results of operations discussion. Our management routinely uses EBITDA as a measure of operating performance and it was used in the calculation of some of the financial covenants of our credit facility. We also believe that investors and other interested parties use EBITDA to evaluate our operating performance.

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We believe EBITDA is an important supplemental measure of financial performance of our operating performance because it eliminates items that have less bearing on operating performance and therefore highlights trends in our core business operations that may not otherwise be apparent when relying solely on GAAP financial measures. Our EBITDA measure also excluded merger related stock compensation expense since was a cost associated with the merger with MPC rather than our core business operations. Since EBITDA was a calculation used in some of the financial covenants of our credit facility, we believe it was important to disclose EBITDA and its trend from period to period for our bank and other interested parties. We will ensure future uses of non-GAAP measures include all of the disclosures identified in Item 10 of Regulation S-X and the guidance set forth in the Frequently Asked Questions Regarding the Use of Non-GAAP Financial Measures.

Use of Estimates and Critical Accounting Policies, page 32

3.

Your critical accounting policy and estimates discussion appears to be a recitation of your footnote disclosures. Tell us how you considered the guidance of Section V of SEC Release 33-8350, Commission Guidance Regarding Management's Discussion and Analysis of Financial Condition and Results of Operations, when preparing your critical accounting policy and estimates disclosure.

RESPONSE:

We recognize the use of estimates and critical accounting policies of the 2005 10-KSB includes some similar disclosure of our accounting policies notes. Reconsidering the guidance of Section V of SEC Release 33-8350, we anticipate that our discussion of critical accounting policies and use of estimates in our Form 10-KSB for the year ended December 31, 2006 will be as follows:

“Critical Accounting Policies and Use of Estimates

We prepare our financial statements in conformity with accounting principles generally accepted in the United States of America (“GAAP”). The preparation of GAAP financial statements requires certain estimates, assumptions, and judgments to be made that may affect our consolidated statement of financial position and results of operations. Critical accounting estimates are those that are most important and material to our financial condition and results of operations and require management’s most difficult, subjective, or complex judgments, often as a result of the need to estimate matters that are inherently uncertain. We believe our most critical accounting policies and estimates relate to revenue recognition, including reserves needed for possible future returns and discounts; the carrying value and usefulness of inventory and related inventory reserves; the timing and amount of future warranty obligations; accounting for derivative financial instruments; and the impairment of acquired intangible assets. We have discussed the development, selection, and disclosure of our critical accounting policies and use of estimates with the Audit Committee of our Board of Directors. These critical accounting policies and our other accounting policies are described in Note 1 of “Notes to

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Consolidated Financial Statements” included in “Item 7 — Financial Statements.”

Revenue Recognition

We frequently enter into sales arrangements with customers that contain multiple elements or deliverables such as hardware, software, peripherals, and services. Judgments and estimates are critical to ensure compliance with GAAP. These judgments relate to the allocation of the proceeds received from an arrangement to the multiple elements, the determination of whether any undelivered elements are essential to the functionality of the delivered elements, and the appropriate timing of revenue recognition. We offer extended warranty and service contracts to customers that extend and/or enhance the technical support, parts, and labor coverage offered as part of the base warranty included with the product. Revenue from extended warranty and service contracts, for which we are obligated to perform, is recorded as deferred revenue and subsequently recognized over the term of the contract. The amount recognized on a periodic basis within this term is based on management’s best estimate of how it will perform its obligations in future periods. This is based on past historic trends and other factors likely to have a future impact on warranty claims. The actual rate of warranty claims could differ materially from management’s estimates.

We record reductions in revenue in the current period for estimated future product returns related to current period sales. Management analyzes historical returns, current trends, changes in customer demand and acceptance of our products when evaluating the adequacy of the sales returns allowances in any accounting period. If actual returns exceed estimated returns, we would be required to record additional reductions to revenue which would affect earnings in the period the adjustments are made.

Inventory Valuation

We operate in a business environment subject to rapid changes in technology and customer demand. We record write-downs for components and products which have become obsolete or are in excess of anticipated demand or net realizable value. Historically, these write-downs have primarily related to warranty inventory. We perform an assessment of inventory each quarter, which includes a review of, among other factors, inventory on hand and forecast requirements, product life cycle (including end of life product) and development plans, component cost trends, product pricing and quality issues. Based on this analysis, we record an adjustment for excess and obsolete inventory. We may be required to record additional write-downs if actual demand, component costs or product life cycles differ from estimates, which would affect earnings in the period the write-downs are made.

Warranty Liabilities

We record warranty liabilities at the time of sale for the estimated costs that may be incurred under our standard limited warranty. The specific warranty terms and conditions vary depending upon the product sold but generally include technical support, parts, and labor over a period ranging from 90 days to three years. Factors that affect our warranty liability include the number of installed units currently under warranty, historical and anticipated rates of warranty claims on those units, and the average cost of

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claims on our installed base to satisfy our warranty obligation. The anticipated rate of warranty claims is the primary factor impacting our estimated warranty obligation. The other factors are less significant due to the fact that the average remaining aggregate warranty period of the covered installed base is approximately 9 months, repair parts are generally already in stock or available at pre-determined prices, and labor rates which are fairly predictable and historically have not fluctuated significantly from period to period. Warranty claims are relatively predictable based on historical experience of failure rates. If actual results differ from our estimates, we revise our estimated warranty liabilities to reflect such changes. Each quarter, we reevaluate our estimates to assess the adequacy of the recorded warranty liabilities and adjust the amounts as necessary.

Derivative Financial Instruments

The accounting for convertible debt with derivative features is highly complex, subject to a number of accounting pronouncements and subject to broad interpretations. Determination of the treatment of these convertible debt instruments is based on current interpretation of the facts, treatment by other companies and discussion with industry experts. Management is also required to make highly subjective estimates of future share price volatility, the probability of future events and effective discount rates. We anticipate that future changes in the fair value of our derivative financial instruments may have a material impact in our results of operations. Among other factors, the fair value of our derivative financial instruments is affected by the market value of our common stock. Increases in the market price of our common stock will adversely impact our financial results. Declines in the market value of our common stock will have a positive impact. The changes in the fair value of these derivatives have no impact on our cash flows.

Impairment of Acquired Intangible Assets

The estimates used by management in determining the impairment of acquired intangible assets is a critical accounting estimate susceptible to change from period to period. It requires management to make assumptions about future cash flows over future years and utilize an estimated discount rate. Management’s assumptions about future cash flows involves significant judgment because actual operating levels have fluctuated in the past and may continue to do so in the future and economic conditions may change. Also, the adoption of any new strategic plan inherently involves uncertainty. During the three months ended June 30, 2006, we took a impairment charge related to the value of our non-contractual customer relations with the Federal government of $13.2 million due to a new focus of higher margin products and an resulting expected decline in sales to federal government customers. A significant adverse change in our business could result in a future impairment of the value of our acquired intangible assets.”

Note 3 - Summary of Significant Accounting Policies and Use of Estimates

Revenue Recognition, page 53

4.	We note that your arrangements may include multiple elements, including hardware, software, extended warranty and service contracts and software maintenance elements.

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Tell us how you apply the provisions of EITF 00-21 and SOP 97-2 to allocate arrangement fee in your multiple element arrangements. Further, tell us how you have established fair value for each undelivered element in your multiple element arrangements.

RESPONSE:

Our arrangements may include multiple elements, including hardware, software, extended warranty and service contracts and software maintenance elements. We follow the provisions of SOP 97-2 for software and hardware elements which limits the information that a company may look to in establishing the fair value of the particular element of a multiple-element arrangement. Specifically, this information, which is called vendor-specific objective evidence (VSOE) of fair value, is limited to:

i.	The price charged when the same element is sold separately.

ii.

For an element not yet being sold separately, the price established by management having the relevant authority; it must be probable that the price, once established, will not change before the separate introduction of the element into the marketplace.

Separate prices stated in an arrangement are not relevant in determining the fair value of the individual elements, because such prices, having been negotiated as part of the arrangement as a whole, do not necessarily represent bargained-for prices for each individual element. As such, they may not represent fair value (SOP 97-2, par. 10). Accordingly, we refer to list prices to determine the fair value of the various components in a sale.

For the purposes of allocating the purchase price to the extended/enhanced warranties, we apply the provisions of EITF 00-21, Revenue Arrangements with Multiple Deliverables. Under EITF 00-21, a product or service is considered a separate deliverable if all of the following conditions are met:

i.

The delivered item(s) has value to the customer on a standalone basis. That item(s) has value on a standalone basis if it is sold separately by any vendor or the customer could resell the delivered item on a standalone basis. The satisfaction of this condition is not dependent on there being an observable market for the deliverable being analyzed.

ii.	There is objective and reliable evidence of the fair value of the undelivered item(s).
iii.

If the arrangement includes a general right of return related to the delivered item, delivery or performance of the undelivered item(s) is considered probable and substantially in the control of the vendor.

We meet the criteria since the warranty can be sold separately and there is a published list price for the services on our website.

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5.

Tell us your consideration of the disclosure requirements of SAB Topic 13.B with respect to your multiple elements arrangements. In this respect, your disclosure should discuss your accounting policy for each unit of accounting as well as how the units of accounting are determined and valued.

RESPONSE:

In consideration of the disclosure requirements of SAB Topic 13 B regarding multiple-element arrangements, we anticipate the following disclosure in future filings:

“Net revenue includes sales of hardware, software and peripherals, and services (including extended service contracts and professional services). These products and services are sold either separately or as part of a multiple-element arrangement. We allocate revenue from multiple-element arrangements to the elements based on the relative fair value of each element, which is generally based on the relative sales price of each element when sold separately. The allocation of fair value for a multiple-element software arrangement is based on vendor specific objective evidence (“VSOE”) or in absence of VSOE for delivered elements, the residual method. In the absence of VSOE for undelivered elements, revenue is deferred and subsequently recognized over the term of the arrangement. Revenue associated with undelivered elements is deferred and recorded when delivery occurs. Product revenue is recognized, net of an allowance for estimated returns, when both title and risk of loss transfer to the customer, provided that no significant obligations remain. We defer the cost of shipped products awaiting revenue recognition until the goods are delivered and revenue is recognized. Revenue from extended warranty and service contracts, for which we are obligated to perform, is recorded as deferred revenue and subsequently recognized over the term of the contract or when the service is completed.”

6.

We note from your disclosure on page 29 that you generate revenue based on the sale of third-party products. Please clarify how you evaluate the indicators in EITF 99-19 to determine that gross reporting is appropriate for these third-party products sales. Please provide a complete analysis which supports your presentation. In addition, tell us how much revenue you recognized in fiscal year 2005 from third-party products sold.

RESPONSE:

The Company generates a portion of its revenues from the sale of third-party products. We evaluate the indicators of EITF 99-19 based on the facts and circumstances of the transactions involved. The following factors or indicators were present indicating gross revenue reporting was the appropriate method.

a.

The Company is the primary obligor in the arrangement. The Company is responsible for providing the product or service including the acceptability of the product or service ordered or purchased by the customer as evidenced by the terms of the sales contract or letter of supply agreements.

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b.

The Company has general inventory risk before the order is placed or upon customer return. By evidence of our purchase contracts, we take title to a product before that product is ordered by a customer (if the product is in inventory) and/or we will take title to the product if it is returned by the customer.

c.

The Company has physical loss inventory risk (after customer order or during shipping.) Physical loss inventory risk exists because title to the product is transferred to the Company at the shipping point and is transferred to the customer upon delivery. In addition, physical loss inventory risk also exists because we take title to the product after a customer order has been received but before the product has been transferred to a carrier for shipment.

d.	The Company has latitude in establishing price. We have latitude within economic and market constraints to establish the exchange price with a customer for the product or service.

e.

The Company has discretion in supplier selection. Occasionally, a customer may order a specific product but typically the Company has multiple suppliers for a product or service ordered by a customer and has discretion to select the supplier that will provide the product or service ordered by the customer.

f.

The Company is involved in the determination of product or service specifications. The Company is typically involved in the determination of the nature, type, characteristics or specification of the product or service, not the customer. In addition, the customer is encouraged to refer to the Company, not the original equipment manufacturer, for support of the products purchased.

g.	The Company has credit risk. The Company assumes credit risk for the entire amount billed to the customer.

During the year ended December 31, 2005, we recognized $118.9 million in revenue from third-party products sold.

Note 11 – Segment Information, page 69

7.

Clarify why you believe that reporting segment revenue and operating income (or loss) by segment on a pro-forma basis as if the merger occurred as of the beginning of fiscal year 2004 complies with the disclosure requirements of SFAS 131, paragraph 25.b and c. In this respect, your segment disclosures should be based on your financial results and should reconcile to your results as reported in your statement of operations pursuant to paragraph 32 of SFAS 131. Please advise.

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RESPONSE:

We provided our segment revenue and operating income (or loss) by segment on a pro-forma basis as if the merger occurred as of the beginning of fiscal year 2004. We believe providing the segment information for the fiscal years ended December 31, 2005 and 2004 on a pro-forma basis assuming the merger with MPC occurred on January 1, 2004 enhances the usefulness to the user of the financial statements. We believe that providing the pro-forma segment information in lieu of providing a discussion of our actual results of operations as reported provides more meaningful information due to the significance of the MPC merger and subsequent results of operations on the HyperSpace financial statements. As previously mentioned in our first response in this letter, for the year ended December 31, 2004, our actual sales totaled $458 thousand, or 0.1%, compared to $428 million on a pro-forma basis assuming the merger with MPC occurred on January 1, 2004. We believe providing the segment information on a pro-forma basis, which reflects the decline in the MPC business acquired, is necessary to an understanding and evaluation of our business, is more informative and more clearly highlights the trend of the our business that would otherwise not be apparent had the segment information been prepared using a comparison to 2004 actual results of operations. We believe that a presentation of actual results would not provide useful information and that it could be misleading since it would reflect a significant increase in revenue by segment in 2005 over 2004 due to the merger of MPC. The increase in revenue by segment might lead an investor to a conclusion that revenues of the combined company are growing rather than declining.

8.

Tell us your consideration of disclosing segment assets pursuant to paragraph 25.b of SFAS 131. In addition, tell us your consideration of disclosing the amount of goodwill by reportable segment pursuant to paragraph 52.c (2) of SFAS 141.

RESPONSE:

Our operations and production are conducted at one facility. We manage are business by the markets we serve and the products we produce. We do not disclose segment assets by operating segment because we do not allocate assets of our single facility by operating segment for internal reporting purposes and it would be impracticable for us to do so. Therefore, only segment revenues and expenses are identified, and managed internally by markets and by product. Because we do not allocate assets by segment, we do not have goodwill by reportable segment. In future filings we will disclose the above facts.

9.

We note you have disclosed operating loss by segment as if the intangible asset impairment loss did not occur. This measure is a non-GAAP segment measure since it is not in conformity with SFAS 131. Please clarify why you believe that this non-GAAP segment measure is useful to investors. In this respect clarify whether this measure is reported to your chief operating decision maker for purposes of making decisions

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about allocating resources to your segments and assessing performance. If not, it would be difficult for you to demonstrate that this non-GAAP segment measure is useful to investors. We refer you to question 20 of the Frequently Asked Questions Regarding the Use of Non-GAAP Financial Measures. In addition, please note that such non-GAAP segment measures are subject to the provisions of Item 10(e) of Regulation S-K.

RESPONSE:

We believe that this question is in reference to our Form 10-Q for the quarterly period ended September 30, 2006 since our intangible asset impairment loss occurred during the three months ended June 30, 2006.

We have disclosed operating loss by segment for the nine months ended September 30, 2006 both with the inclusion of the intangible asset impairment as required by GAAP and without the inclusion of asset impairment. We have disclosed operating loss by segment without the inclusion of the asset impairment because this is the method the segment information is reported to management for assessing performance on an on-going basis and we therefore believe it should be included in the disclosures for use by investors. Our management routinely reviews operating performance by segment using gross margin, which is identical to operating income (loss) except in the instance of an impairment charge. We believe that we have complied with the provisions of Item 10(e) of Regulation S-K by providing operating income (loss) by segment including the intangible asset impairment, separately disclosing the background of the impairment charge, and providing a disclosure of the segment information without the impairment charge. We did not include an explanation of why the information is disclosed without the impairment charge, but will do so in future filings.

Form 10-Q for the Quarterly Period Ended September 30, 2006 Prepaid Maintenance and Warranty Costs, page 10

10.

We note your disclosure which states that you defer prepaid maintenance and warranty costs and recognize such costs ratably with the related revenue. Tell us how your policy complies with SAB Topic 13, Section A.f, Question 5. In addition, tell us how you determined that your deferred costs are recoverable as of September 30, 2006.

RESPONSE:

Prepaid Maintenance and Warranty Costs include amounts paid to third party software vendors, outsourced providers of warranty fulfillment services and technology insurance vendors for which the related revenue has been deferred.

Costs paid to third party software vendors consist of maintenance fees paid to software vendors whose product has been sold to our customers. We defer the maintenance fees and charge the cost to expense proportionately and over the same period that deferred

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revenue is recognized as revenue, which is over the life of our agreement with the customer.

We outsource our obligations regarding on-site warranty fulfillment and/or acquire insurance to cover warranty issues. Costs related to the outsourced providers or for insurance are capitalized and expensed proportionately and over the same period that deferred revenue is recognized as revenue, which is over the life of our agreement with the customer.

Our recognition of the expense of the costs proportionately and over the same period that deferred revenue is recognized as revenue is as proscribed by SAB Topic 13, Section A. f, Question 5. We determined that deferred costs are recoverable by comparing costs deferred for prepaid maintenance and warranty costs with associated deferred revenue at the balance sheet date to ensure that the deferred revenue equals or exceeds the associated deferred costs.

Note 4 - Impairment of Acquired Intangibles and Goodwill, page 12

11.

Your disclosure indicates that you test for goodwill impairment by comparing the carrying value of your consolidated stockholders' equity (or deficit) to your fair value as determined by quoted market prices of your stock. This indicates that you test for goodwill impairment as if you operate in one reporting unit. However, based on your segment disclosure on page 18, you operate in three reportable segments. Pursuant to paragraph 30 of SFAS 142, a reporting unit is an operating segment or one level below an operating segment. Therefore, tell us how your process for testing for goodwill impairment complies with paragraphs 19 through 22 of SFAS 142, which requires you to test for goodwill impairment at the reporting unit level. In addition, please describe how you determine fair value for your reporting units and how your fair value measurements comply with paragraphs 23 through 25 of SFAS 142. As part of your response, tell us whether you have allocated goodwill to your US Federal Government segment and if so, how you determined the fair value of such goodwill exceeds the carrying value as of September 30, 2006.

RESPONSE:

As discussed in our response to question 8, our operations and production are conducted at one facility. We manage our business by the markets we serve and the products we produce. We do not have identifiable segment assets by operating segment because of our single facility except for acquired intangible assets such as customer lists which can be attributed to a segment. Therefore for segment reporting purposes, only segment revenues and expenses are identified and managed internally by market and by product. Because there is no allocation of assets by segment, we do not have allocated goodwill by reportable segment. Our periodic impairment review process is therefore performed by testing goodwill on a total enterprise basis and by testing acquired intangible assets such as customer relationships. As disclosed is our filings, we test for goodwill impairment by comparing the carrying value of our consolidated

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stockholders' equity (or deficit) to fair value as determined by quoted market prices of our stock. Our impairment of acquired intangible assets during the nine months ended September 30, 2006 consisted of our customer relationship with the US Federal Government segment. The methodology used to determine the impairment and cause of the impairment are both disclosed in Note 4 of the Form 10-Q for the Quarterly Period Ended September 30, 2006.

Note 6 - Notes Payable and Debt

New Convertible Debentures and Warrants, page 16

12.

Please clarify why the estimated fair value of your debt and warrants as disclosed on page 16 does not agree to the convertible debentures, at fair value and derivative liability warrants balances reported on your consolidated balance sheet as of September 30, 2006.

RESPONSE:

The estimated fair value of our debt and warrants as disclosed on page 16 does not agree to the convertible debentures at fair value and derivative liability warrants balances reported on our consolidated balance sheet as of September 30, 2006 because the table on page 16 only represents the convertible debentures and derivative liability warrants related to the New Convertible Debentures and Warrants. The balances reflected on the balance sheet represent i) the New Convertible Debentures and Warrants, ii) debentures and warrants from the September 29, 2006 Financing and iii) warrants that are still outstanding from the Bridge Loan. We will prepare the footnote disclosure in future filings to agree to the balance sheet.

The Company would greatly appreciate your prompt response to this letter. If you have any further comments or questions, please contact the undersigned at (303) 291-2314 or Patrick Simpson at (503) 727-2035.

Very truly yours,

/s/ Sonny Allison

Sonny Allison

cc:	Christopher White (United States Securities and Exchange Commission, Division of
Corporation Finance)
John P. Yeros (MPC Corporation)
Mike Whyte (MPC Corporation)
Matt Savely (MPC Corporation)
Joe Adams (Ehrhardt Keefe Steiner & Hottman)
Brian T. Hansen (Holland & Hart)
Patrick Simpson (Perkins Coie)

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